EXHIBIT 20.2

                                                                          NEWS

LOGO
EDISON INTERNATIONAL


FOR IMMEDIATE RELEASE

                                General Information Contract:  Lynda Yana
                                                           (562) 463-3106
                                    Corporate Spokesperson:  Steve Pazian
                                                            (562-463-3000
                           World Wide Web Address: http://www.edisonx.com


       Edison Select Acquires Westec's Residential Home Security Business

         Acquisition positions Edison Select among Southern California's top three residential security providers

CITY OF INDUSTRY, Calif., July 20, 1998--Edison Select, a subsidiary of Edison Enterprises and Edison International, has signed an agreement with Westec Security Group, Inc. to purchase Westec Residential Security, Inc. and Valley Burglar & Fire Alarm Co., Inc. Based in Newport Beach, Westec is the nation's sixth largest home security company with more than 150,000 accounts, 71 locations in 16 states, and recurring monthly revenues of more than $6 million.

Edison Select has been offering security services under the Edison Security Services brand for more than a year. The acquisition of Westec's residential division positions Edison Select among the top three providers of residential security services in Southern California. Westec's residential division has served customers for more than 25 years offering a broad array of security services to serve the needs of almost any household.

"Westec's outstanding commitment to service and Edison Select's reputation for reliability and security produce a winning combination to meet customers' needs for security and peace of mind," said Steve Pazian, president and CEO of Edison Enterprises, the retail affiliate of Edison International.

"With the dramatic consolidation in the residential security sector and the entry of large telephone companies and utilities, we felt it was prudent to align our Residential Division with one of these large groups," said Michael S. Kaye, president and CEO of the Westec Security Group. "We are delighted to have been able to do so with a company with the outstanding name and reputation of Edison Select.

"Residential security is a high growth business. The purchase of Westec Residential Services gives us the platform and resources for sales growth, cross-sell opportunities and future consolidations in the home security market," Pazian said.

Kaye added, "This combination affords excellent opportunities for Westec employees since the residential division will be Edison Select's platform for entry into the security field. This was an important consideration for us."


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Per the  agreement,  the price and terms were not disclosed.  This  transaction, along with related restructuring at Edison Enterprises, is expected to be earnings neutral in the first full year of operation. The transaction is expected to close August 31, 1998 and does not affect Edison International's earnings outlook for 1998.

In addition to security services, Edison Enterprises' offerings include home wiring and appliance warranties, renewable power options, energy management, operations and maintenance, utility transmission and distribution system operation and electric vehicle charging and infrastructure.

Other Edison International  companies include Southern California Edison, Edison
Mission  Energy,  Edison  Capital,   Edison  Enterprises  and  its  four  retail
companies, Edison Select, Edison Source, Edison Utility Services and Edison EV.

                                      # # #

     Edison Select is not the same as Southern California Edison and is not regulated by the California Public Utilities Commission. SCE customers do not have to purchase Edison Select products in order to continue to receive quality regulated services from SCE.